

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Via fax (949) 585-4091

August 23, 2010

L. George Klaus
Chairman, President and CEO
Epicor Software Corp.
18200 Von Karman Avenue
Suite 100
Irvine, CA. 92612

> **Re: Epicor Software Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 12, 2010**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **Filed August 6, 2010**
> **File No. 000-20740**

Dear Mr. Klaus:

We have reviewed your letters dated July 28, 2010 and August 2, 2010 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 28, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 5. Market for Registrant's Common Equity, page 34

1.   We refer to prior comment 2 and your related response and note that you have not included the plot points showing the specific value of the company's stock and each of the comparative indices pursuant to Instruction 2.b to Item 201(e) of Regulation S-K. Please include the required disclosure in your next supplemental response.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill, page 39

2.   We note from your response to prior comment 5 that you estimated the fair value of your license reporting unit did not substantially exceed its carrying value. While you further acknowledged that you would enhance your disclosures when any reporting unit fair value is not substantially in excess of its carrying value, we note that you did not include such disclosures in your June 30, 2010 Form 10-Q. Please explain why you have not provided the disclosures as indicated. Also, ensure that you will include them in your next Form 10-Q and supplementally provide a copy of your proposed disclosures.

Liquidity and Capital Resources

Credit Facility, page 54

3.   We note your response to prior comment 6 and your reference to the disclosure requirements of Section IV.C of SEC Release No. 33-8350. While we acknowledge that this Section refers to at least two scenarios in which companies should consider whether discussion and analysis of material covenants related to their outstanding debt may be required, the overall foundation of this Release does not limit your requirement to provide enhanced disclosures to only those times when you have breached or are likely to breach your debt covenants. In addition, Item 303 of Regulation S-K requires that you describe any known trends or material changes in your capital resources. In this regard, your response states that "as a result of changes in the economic climate, the total leverage and fixed charge coverage ratio covenants were becoming a potential impediment to the Company's ability to operate its business successfully and to make business changes in response to the economic climate, primarily because such covenants were influencing, at least in part, certain business decisions as the Company sought to comply with the covenants." Please revise your disclosures in future filings (beginning with your next Form 10-Q) to provide a discussion regarding the reasons behind your request to modify the terms of your debt covenants and describe further how your prior debt covenants impacted your ability to make the necessary changes to operate your business pursuant to Item 303(A) of Regulation S-K.

Part III (as incorporated by reference from definitive proxy filed April 26, 2010)

Item 12. Security Ownership of Certain Beneficial Owners, page 19

4.   We refer to prior comment 12 and your reference to Instruction 3 to Item 403 of Regulation S-K. Instruction 3 to Item 403 allows an issuer to "rely upon information set forth in such statements unless the registrant knows or has reason to believe that such information is not complete or accurate…." Given that no natural persons were listed on

the Schedules 13G and 13D filed by Blackrock, Inc. and Elliott Associates, LP, respectively, it would appear that those filings may not have been complete. In your response letter, please describe any steps you took to obtain information concerning the identities of the natural persons exercising voting and dispositive powers over the shares held by these entities.

Executive Compensation

Compensation Discussion and Analysis

Overview of Compensation Program and Philosophy, page 23

5.   We refer to prior comment 14. You state that you have not disclosed the calculations of your financial performance relative to your peers as of July 2009, because such calculations could be misleading to investors. Please provide your analysis supporting a conclusion that you are not required to disclose such calculations pursuant to Item 402(b)(1)(v) of Regulation S-K. That provision requires a description of how you determined the amount (and, where applicable, the formula) for each element of compensation.

Performance Based Restricted Stock Program, page 38

6.   We refer to prior comment 17. It is unclear how the disclosure of company-wide revenue and adjusted EBITDA targets, after you have publicly disclosed results, would enable your competitors to pull together sufficiently-specific information about your future operations and strategy to present a reasonable threat of competitive harm. Please provide a detailed description of how those company-wide targets could be used by competitors to "gain insight into [your] financial model and expectations" and further explain why any such insight would reasonably threaten competitive harm. In the alternative, disclose the targets and ensure that in subsequent filings targets are excluded in circumstances consistent with Instruction 4 of the Instructions to Item 402(b).

Form 10-Q for the Three Months Ended June 30, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Income Tax Provision (Benefit), page 30

7.   We note that your effective income tax rates were (69.6)% and 487.5% for the three months ended June 30, 2010 and 2009, respectively and (88.9)% and (10.6)% for the six months ended June 30, 2010 and 2009, respectively. While we note from your

disclosures that your effective tax rates are impacted by various factors, considering the significant swings in such rates from period to period, tell us how you considered including a quantified discussion of the material factors that impacted your effective tax rate for each period.

You may contact Robert Benton, Staff Accountant, at (202) 551-3804 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Ryan Houseal, Staff Attorney, at (202) 551-3105 or Mark Shuman, Legal Branch Chief, at 202 551-3462. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief